Exhibit 99.2

Shareholder Letter
Q1 2023

Key financial and business metrics

(€ millions, unless otherwise stated)

Q1	2023	2022	Y/Y
Total revenue	€111.0	€101.6	9%
Referral Revenue	€109.3	€98.4	11%
Return on Advertising Spend (in %)	168.2%	183.9%	(15.7) ppts
Net income/(loss)	€9.9	€(10.7)	n.m.
Adjusted EBITDA(1)	€18.6	€21.1	(12)%

n.m. not meaningful
(1) “Adjusted EBITDA” is a non-GAAP measure. Please see “Non-GAAP Financial Measures” on page 8 herein for explanations of non-GAAP measures used throughout this letter.

May 2, 2023
Dear Shareholders,

We started the year with optimism as finally the pandemic has turned endemic globally. However, macroeconomic uncertainty remains high. While consumers continue to face challenges from high inflation and increased interest rates in the developed world, geopolitical tensions remain at elevated levels.

In this environment, we have seen a greater focus on profitability among our advertisers, even while consumer demand for travel around the world has continued to be strong.

We have seen, for example, the start of a strong recovery in travel in Asia driven by Japan and the re-opening of China.

Travel demand on our platform continued to be robust in the first quarter of 2023, and we are especially pleased with the increase in brand traffic year-on-year on our platforms.

Our segments Developed Europe and Rest of World recovered from COVID-19 related travel restrictions that had been in place during the same period last year, and we started to ramp up our marketing activities accordingly. Our global Referral Revenue grew 11% year-on-year, in line with our expectations, and total revenue reached €111.0 million.

As a result of high inflation rates and robust travel demand, we continue to see elevated average daily hotel rates (ADRs) in all regions. Starting in the second half of last year, we observed that consumers have attempted to mitigate the effect of higher ADRs by booking shorter lengths of stay (LOS) or searching for cheaper destinations - a change in behavior that continued in the first quarter of 2023.

The average LOS booked by our users decreased in all three segments in the first quarter of 2023, and on a global level, it was down by a single digit compared to the same period in 2022.

In our auction, we have not observed a seasonal uptick in monetization of the same magnitude as last year as our advertisers have shifted their focus from volume to profitability in their advertising campaigns on our platforms, leading to softer bidding dynamics compared to the prior year, particularly in Americas. As we continue to focus on profitability, we have adjusted our performance marketing activities, which has led to a drop in traffic volumes in Americas.

trivago in 2023

Our strategic focus remains unchanged, and we continue to work on three key priorities:

1.Increasing the value for our users and advertisers in our core product,
2.ramping up coverage of directly bookable rates, and
3.investing in our brand.

Despite the volatile macro-environment, our teams made good progress toward each of our goals in the first quarter .
We continue to conduct product tests that aim to increase value for our customers, which have led to changes in user and click-out behavior, particularly in Americas. We expect that these tests may continue to impact click-out behavior and Qualified Referrals (QRs) in certain markets and regions going forward, making the QRs and Revenue per Qualified Referrals (RPQRs) that we report less comparable to prior periods. As a result, we have decided not to provide these metrics going forward as we believe they are not helpful to understand the underlying dynamics of our business.

We made good progress in our test markets in increasing the coverage of directly bookable rates of clicked hotels and continue to expect to reach our goal of 80% coverage by year-end. We do not expect any positive financial impact from this initiative in 2023 as our focus this year is to increase coverage and understand what additional value we can generate for our customers.

We have also made progress in growing our brand baseline traffic. With the recovery in Developed Europe and Rest of World, we started earlier than last year to invest in brand marketing activities. We increased our TV investments in the first quarter of 2023 compared to prior year in all segments. We believe that these activities contributed to the increase in brand traffic year-on-year, and we are excited to gradually ramp up our investments ahead of the peak travel summer season in the coming weeks.

Discussion of
Q1 2023 results

In Americas, Referral Revenue decreased by €3.2 million to €40.5 million, mainly driven by the impact of softer bidding dynamics on traffic volumes compared to Q1 2022, when we benefited from a strong auction. The impact of softer bidding dynamics was partly offset by better booking conversion, higher average booking values and a positive foreign exchange rate impact. Advertising Spend decreased by €0.8 million to €22.9 million mainly due to adjustments to our performance marketing activities. ROAS decreased to 177.0%, due to the development of Referral Revenue and Advertising Spend previously mentioned.

In Developed Europe, Referral Revenue increased by €8.4 million to €51.9 million, mainly driven by better booking conversion and higher average booking values. It was partly offset by softer bidding dynamics compared to the same period in 2022, when we benefited from a strong auction. Traffic volumes remained virtually flat, since the impact of softer bidding dynamics on traffic volumes was largely offset by an increase in direct traffic, as the comparative period in 2022 was negatively impacted by continued COVID-19 measures. We increased our Advertising Spend in Q1 2023 by €7.8 million to €32.5 million, compared to Q1 2022, following increased travel demand across most European countries, and invested in sponsorships, such as the 2023 Men’s Handball World Cup. ROAS decreased to 159.8%, reflecting our increased marketing investment in Q1 2023.

In Rest of World, Referral Revenue increased by €5.7 million to €16.9 million compared to Q1 2022. The increase was driven by higher average booking values, better booking conversion and increased traffic volumes, particularly in Japan and Hong Kong due to the continued recovery in travel demand. The increase in Referral Revenue was partly offset by lower traffic volumes in Russia and Central Eastern Europe, due to the war in Ukraine, and in Turkey, due to the earthquake. We increased our Advertising Spend in Q1 2023 by €4.5 million to €9.6 million, mainly due to the continued recovery in travel demand in Japan and Hong Kong. ROAS decreased to 175.9%, reflecting our increased marketing investment in Q1 2023.

Our first quarter net income was €9.9 million (8.9% of total revenue), compared to a net loss of €10.7 million in Q1 2022. The increase was mainly driven by the non-recurrence of expense of €21.1 million in Q1 2022 in relation to the proceeding brought by the ACCC against us.

First quarter Adjusted EBITDA was €18.6 million (16.8% of total revenue), €2.5 million lower than in Q1 2022. The decrease in Adjusted EBITDA was mainly driven by increased Advertising Spend of €11.5 million, which more than offset the increase in revenue.

Operating expenses, excluding Advertising Spend and the ACCC penalty, decreased slightly, driven by lower compensation expenses as a result of headcount reductions from an internal reorganization of existing teams and the discontinuation of some B2B products and projects in 2022. The decrease in costs was partly offset by higher investment in television advertisement production and increased expenses to improve our platform.

We ended the quarter with approximately €257.1 million in cash, cash equivalents and restricted cash, an increase of €8.2 million from the year ended December 31, 2022.

Outlook

In 2022, we experienced a strong recovery in our auction, as reflected in robust bidding dynamics among our advertisers, while we benefited from significantly improved consumer demand for travel, starting at the end of the first quarter and continuing throughout the summer. We believe that after a strong 2022, monetization levels during the peak summer season in 2023 will be at lower levels than in 2022 but will follow a similar pattern to that in 2019.

We plan to ramp up our brand investments in the upcoming months in order to grow our brand baseline traffic. While we expect our ROAS to be lower year-on-year, we nevertheless anticipate that our Adjusted EBITDA in the second quarter of 2023 will be similar to that in first quarter and continue to expect that, despite a ramp up in marketing investments and a normalization in auction dynamics, our Adjusted EBITDA for 2023 will exceed that in 2019 as a result of our cost discipline and more efficient marketing investments compared to pre-pandemic years.

We continue to be excited about the opportunity for accommodation meta search in the years ahead and believe that there is plenty of opportunity for us to increase the value for users and advertisers on our platforms.

We look forward to discussing more about our results tomorrow morning, Wednesday, May 3, 2023 at 8:15 am Eastern Time.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

This letter contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. These forward-looking statements are based on management’s expectations as of the date of this review and assumptions which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. The use of words such as "will," “intend” and “expect,” among others, generally identify forward-looking statements. However, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements and may include statements relating to future revenue, expenses, margins, profitability, net income / (loss), earnings per share and other measures of results of operations and the prospects for future growth of trivago N.V.’s business. Actual results and the timing and outcome of events may differ materially from those expressed or implied in the forward-looking statements for a variety of reasons, including, among others:
•our ability to grow our revenue in future periods, or at rates deemed sufficient by the market without reducing our profits or incurring losses;
•any acceleration of long-term changes to consumer behavior and industry structure arising from the COVID-19 pandemic that may continue to have a significant adverse effect on our future competitiveness and profitability;
•the potential negative impact of the worsening economic outlook and inflation on consumer discretionary spending;
•geopolitical and diplomatic tensions, instabilities and conflicts, including war, civil unrest, terrorist activity, sanctions or other geopolitical events or escalations of hostilities, such as the war in Ukraine;
•our continued dependence on a small number of advertisers for our revenue and adverse impacts that could result from their reduced spending or changes in their cost-per-click, or CPC, bidding strategy;
•our ability to generate referrals, customers, bookings or revenue and profit for our advertisers on a basis they deem to be cost-effective;
•factors that contribute to our period-over-period volatility in our financial condition and result of operations;
•any impairment of intangible assets and goodwill;
•the continuing negative impact of having almost completely ceased television advertising in 2020 and only having resumed such advertising at reduced levels in 2021 and 2022 on our ability to grow our revenue;
•our ability to implement our strategic initiatives;
•increasing competition in our industry;
•our reliance on search engines, particularly Google, which promote their own product and services that compete directly with our accommodation search and may negatively impact our business, financial performance and prospects;
•our ability to innovate and provide tools and services that are useful to our users and advertisers;
•our business model's dependence on consumer preferences for traditional hotel-based accommodation;
•our dependence on relationships with third parties to provide us with content;

•changes to and our compliance with applicable laws, rules and regulations;
•the impact of any legal and regulatory proceedings to which we are or may become subject;
•potential disruptions in the operation of our systems, security breaches and data protection; and
•impacts from our operating globally;

as well as other risks and uncertainties detailed in our public filings with the SEC, including trivago's Annual Report on Form 20-F for the fiscal year ended December 31, 2022, as such risks and uncertainties may be updated from time to time. Except as required by law, we undertake no obligation to update any forward-looking or other statements in this review, whether as a result of new information, future events or otherwise.
Non-GAAP Financial Measures

This letter contains reference to certain non-GAAP (Generally Accepted Accounting Principles) measures that our management believes provide our shareholders with additional insights into trivago’s results of operations. The non-GAAP measures referred to in this letter are supplemental in nature. They should not be considered in isolation or as a substitute for analysis of our results reported in accordance with U.S. GAAP. Reconciliations of this non-GAAP financial information to trivago’s financial statements as prepared under GAAP are included in the Exhibit 99.1 to Form 6-K that accompanies this letter.

We are not able to provide a reconciliation of our Adjusted EBITDA guidance to net income/(loss), the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of share-based compensation, interest, taxes, depreciation, amortization, any future impairment of intangible assets and goodwill and certain other items, including restructuring, significant legal settlements and court-ordered penalties, without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, net income/(loss) in the future.